
05005703


Ark
Therapeutics

Ark Therapeutics Group plc
1 Fitzroy Mews
London W1T 6DE
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

1 February 2005

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA


SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 07 2005
WASH, D.C.
202
SECTION

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

N.R.C. Plummer

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc





Registered Office:
1 Fitzroy Mews, London, W1T 6DE, UK

ARK THERAPEUTICS GROUP PLC

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE JANUARY 1, 2005**
1.1	Form 88(2) - Return of Allotment of Shares dated January 7, 2005
1.2	Form 88(2) - Return of Allotment of Shares dated January 18, 2005
1.3	Form 88(2) - Return of Allotment of Shares dated January 28, 2005
1.4	Form 88(2) - Return of Allotment of Shares dated January 28, 2005
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE JANUARY 1, 2005**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated January 17, 2005 regarding Trading Update
2.1.2	Announcement dated January 19, 2005 regarding Interest in Shares
2.1.3	Announcement dated January 21, 2005 regarding Granted Patent
3.	**PRESS RELEASES SINCE JANUARY 1, 2005**
3.1	Press release dated January 17, 2005 regarding Trading Update (see 2.1.1 above)
3.2	Press release dated January 21, 2005 regarding Granted Patent (see 2.1.3 above)


SEC MAIL PROCESSING
RECEIVED
FEB 0 7 2005
WASH. D.C.
202
SECTION

Companies House
for the record

88(2)

Return of Allotment of Shares

RECEIVED
FEB 07 2005
SEC MAIL PROCESSING SECTION
WASH, D.C. 202

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	07	01	2005			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	12000	6000	4000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share (*including any share premium*)	50p	69p	74p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT	ORDINARY	22,000
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed N.R.C Plummer **Date** 18/01/2005

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NICK PLUMMER
1 FITZROY MEWS
LONDON W1T 6DE Tel 020 7391 4084
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

SEC MAIL PROCESSING
RECEIVED
FEB 07 2005
WASH. D.C. 202 SECTION

Shares allotted (including bonus shares):

Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	From Day	From Month	From Year	To Day	To Month	To Year
	18	01	2005			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	7500	5000	3750
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share (*including any share premium*)	74p	69p	50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT	ORDINARY	16,250
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed N.R.C. Plummer. Date 24/1/2005

~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NICK PLUMMER
1 FITZROY MEWS
LONDON W1T 6DE Tel 020 7388 7722
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

RECEIVED FEB 07 2005 PROCESSING SECTION 202

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	Month	Year	To Day	Month	Year
	28	01	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3000	3750	2000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	74p	60.5p	50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name	PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON	ORDINARY	8,750
	UK Postcode E14 2BH		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed N.R.C. Plummer. **Date** 02/02/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
1 Fitzroy Mews
London W1T 6DE

Tel: 0207 388 7722


Companies House
for the record

88(2)

Return of Allotment of Shares

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 07 2005
WASH, D.C. 202

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	01	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3750		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	60.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 3,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed N R C Plummer **Date** 02 / 02 / 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
1 Fitzroy Mews
London W1T 6DE

Tel: 0207 388 7722

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Trading Update
Released	07:00 17-Jan-05
Number	4224H

Ark Therapeutics Group plc
Trading Update and Date of Preliminary 2004 Results

London, UK, January 17 2005: Ark Therapeutics Group plc today provides a trading update at the commencement of the close period preceding the preliminary announcement of its Annual Results for the year ending 31 December 2004, to be made on 10 March 2005.

Continued good progress has been made in all sectors of the business and further significant milestones have been achieved, most notably the receipt of Good Manufacturing Practice Certification for Ark's gene based medicine production facility in Finland. This certificate allows the Company to progress its application for marketing approval under exceptional circumstances of our brain cancer product, Cerepro™, and we expect to submit the dossiers to the regulatory authorities during the first half of 2005, once we have completed the manufacturing runs.

Expenditure has been kept to budget and the Company's balance sheet remains strong, with approximately £47m of cash at the end of the year.

Kerraboot® – *Increased sales and continued interest*

UK sales have shown a steady upward trend with some slowing over the Christmas holiday period. Whilst weekly-based ordering remains volatile, as predicted at the time of the interim results, 8 week moving average data indicate a doubling of sales since the interims. Progress has also been made with wholesaler negotiations, with all three main UK wholesalers now stocking and regularly placing orders. Company sales representatives continue to report high interest, trial product usage and clinical successes in the field. In response to market feedback, the Company plans to introduce three new versions of the product during 2005: an extra large size, a non-see-through version and a super-absorbent version designed to manage very highly exudative wounds. Negotiations with potential licensees remain ongoing in Europe, the US and Japan.

Ark Therapeutics is also pleased to report that following the recent tendering initiative in the UK, Kerraboot® has been selected for inclusion in the new NHS Framework Agreement[1] for the provision of Advanced Wound Care products to hospitals throughout England, on the same pricing and purchasing terms previously agreed with the NHS.

We are optimistic about the sales potential and internationalisation of the Kerraboot®.

Cerepro™ - *Manufacturing commences and solid regulatory progress continues*

Certification by the Finnish National Agency of Medicines of our manufacturing facility in November has allowed us to commence production of clinical supplies and we remain on track to begin the main corroborative study in the first half of this year. Following the receipt in the UK of unconditional approval for this study (announced last year), we have now received both national agency and gene therapy advisory committee approvals from seven out of the nine participating countries. This should further enhance confidence regarding the regulatory pathway for the conduct of such gene based medicine studies. Achievement of GMP certification also allows us to finalise the dossiers for presentation to the EMEA as part of our process to request consideration for approval of Cerepro™ under exceptional circumstances in Europe and we plan to submit the dossiers in the first half of this year.

Vitor™ - *Phase III recruitment shortly to complete and named patient supply introduced*

Our decision announced at the time of the interim results to open new centres in Poland, Czech Republic and Hungary has resulted in recruitment into the trial accelerating and, as at 31 December 2004, 125 of the 160 patients had been entered into the trial. Recruitment rates thus doubled in the period and, based on the December average of approximately 5 patients per week, the trial is expected to be fully recruited by the end of the first quarter, giving an initial results date projected during Q3 2005. No safety issues of concern have arisen in the period, confirming earlier findings. The Company was also pleased to announce its agreement to supply Vitor™ to named patients, at the request of US and UK investigators, so that patients completing the trial will be able to continue on active therapy.

Trinam® - *Steady progress*

Duke University has successfully entered five patients into the 20 patient Phase II study in haemodialysis access surgery and to date the trial continues to make progress. The new centres in Miami and Norfolk (Virginia) have now been initiated and have opened for recruitment. With the opening of the new centres and the experience gained at Duke to date, the Company expects recruitment to accelerate and to report initial results at the end of the year.

EG005 – *Phase II study completes recruitment and compassionate use requests continue*

The Company announced in November 2004 that the recruitment of 50 patients for the Phase II study in HIV-related Lipodystrophy Syndrome had been completed. The Company continues to be encouraged by the majority of patients entering the one year extension phase and requesting compassionate use supplies to continue their therapy thereafter. The Company expects to announce the preliminary results of this study at the end of Q1 2005.

Commenting on today's announcement, Nigel Parker, Chief Executive of Ark Therapeutics, said:

"We continue to make very good progress and are systematically achieving our milestones in this, our first year as a listed Company. We have an exciting year of newsflow ahead and Ark remains on track to evolve as one of Europe's new breed of specialist healthcare companies, with a diversified portfolio of products meeting areas of clear unmet clinical need."

Notes

[1] Framework Agreements, established by the NHS Purchasing and Supply Agency (PASA) which acts for the NHS Logistics Authority, are aimed at reducing costs in high expenditure categories in the NHS. This follows on from the initiative taken by the Commercial Directorate of the Department of Health under the Supply Chain Excellence Programme (SCEP).

Enquiries:

Ark Therapeutics Group plc **020 7388 7722**
Dr Nigel Parker, CEO
Martyn Williams, CFO

Financial Dynamics **020 7831 3113**
David Yates
Lucy Briggs

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular

disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Dr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were successfully listed through an initial public offering on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

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©2004 London Stock Exchange plc. All rights reserved

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Interest in Shares
Released	16:21 19-Jan-05
Number	5719H

Ark Therapeutics Group plc

NOTIFICATION OF MAJOR INTERESTS IN SHARES

London, UK, January 19 2005: Ark Therapeutics Group plc was today informed by The Merlin Fund L.P. that such fund disposed of 5,000,000 ordinary shares of 1 pence each in the Company on 19 January 2005, representing approximately 3.96 per cent. of the shares currently in issue. The Merlin Fund L.P. has informed the Company that its holding of ordinary shares following this disposal now amounts to 8,682,290 ordinary shares, representing approximately 6.87 per cent. of the shares currently in issue.

Enquiries:

Ark Therapeutics Group plc **020 7388 7722**
Martyn Williams, CFO

END

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©2004 London Stock Exchange plc. All rights reserved

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Granted Patent
Released	07:00 21-Jan-05
Number	6372H

Ark Granted Patent in Europe for Trinam®

London, UK, 21st January 2005: Ark Therapeutics Group plc today announces that it has been issued with a patent by the European Patent Office for Trinam®, its novel therapy to prevent blood vessels blocking after vascular graft access surgery. Subject to the payment of renewal fees, this patent can be maintained until at least 2016.

Trinam®, which is one of Ark's four lead products, is a combination of a Vascular Endothelial Growth Factor (VEGF) gene in an adenoviral vector and Ark's biodegradable collagen collar local delivery device (EG001). The initial target market for Trinam® is haemodialysis access graft surgery, a treatment for kidney failure patients where a plastic tube is grafted between blood vessels in the forearm to enable regular blood filtration. At the end of the access graft surgery procedure, the EG001 delivery device is fitted around the outside of the vein where it had been joined to the access graft. The VEGF gene in solution is then injected into the reservoir formed between the delivery device and the blood vessel, from where it passes into the blood vessel wall, transfecting the smooth muscles cells in the wall – a process known as adventitial transfection. This unique method of administration allows Trinam® to be localised to the target site where the therapy is needed.

In the US and Europe, there are an estimated 150,000 cases a year where Trinam® might be used. In patients with haemodialysis access grafts, up to 60% of the grafts block within a year of being inserted, and repeat surgery shows more rapid failure rates. Trinam® is expected to extend the useful life of access grafts and reduce costly repeat procedures. There are currently no approved drug therapies to reduce the failure rates of access graft procedures for haemodialysis patients.

Preclinical studies have demonstrated a significant effect in preventing intimal hyperplasia and successful adventitial gene transfer. Trinam® is currently in Phase II clinical trials in the USA. The Phase II ascending dose study in up to 20 patients is designed to examine the efficacy and safety of Trinam® in patients undergoing haemodialysis access graft surgery.

Dr Alan Boyd, Research and Development Director of Ark, commented; "Using Trinam® to prevent the problem of access graft blockage is a novel concept that was developed through a collaboration between our research groups in the UK and Finland. As such, the granting of this patent is an important validation of our research ideas and science."

Enquiries:

Ark Therapeutics Group plc	020 7388 7722
Dr Nigel Parker, CEO	
Alan Boyd, Research and Development Director	

Financial Dynamics	020 7831 3113
David Yates	
Lucy Briggs	

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Dr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were successfully listed through an initial public offering on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

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©2004 London Stock Exchange plc. All rights reserved